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SECU

17016515

SEC
Mail Processing
Section

MAR 02 2017

Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68064

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

LIQUID CAPITAL SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 S. Wacker Drive; Suite 2300
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher I. Mates **(312) 345-2110**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Christopher I. Mates**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Liquid Capital Securities, LLC** as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Principal

Title

Sworn and subscribed to me on the

28th day of February, 2017



OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Feb 2, 2019



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Liquid Capital Securities, LLC

We have audited the accompanying statement of financial condition of Liquid Capital Securities, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Liquid Capital Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liquid Capital Securities, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.



Bradford R. Dooley & Associates

Chicago, Illinois
February 28, 2017

Liquid Capital Securities, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	12,421
Total assets	$	12,421
Liabilities and Member's Capital		
Member's Capital		12,421
Total liabilities and member's capital	$	12,421

See Notes to Financial Statements.

Liquid Capital Securities, LLC

Notes to Financial Statements

Note 1. Organization and Nature of Business

Liquid Capital Securities, LLC (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

The Company was organized as a limited liability company on July 23, 2007, in the State of Illinois. The operating agreement provides that the Company will continue until dissolved pursuant to the agreement. On May 7, 2009, the Company was accepted as a member of FINRA. On 1st May 2014 Chris and Gregg Siepman agreed to sell Liquid Capital Securities to the Liquid Group for US$ 745,000.

The company has ceased operations since September 2014. On June 30, 2016, the Company was sold by its parent/owner, Liquid Capital Group, Sarl, to Christopher I. Mates, LLC, an Illinois Limited Liability Company. Christopher I. Mates, LLC is owned and operated by Christopher I. Mates who has served as the Chief Executive Officer, Chief Compliance Officer and Principal of the Company since it was founded in 2007.

Note 2. Summary of Significant Accounting Policies

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation limit. However, the Company does not believe it is exposed to significant credit risk.

Fair value of financial instruments: Financial instrument transactions are recorded on trade date and reflected at fair value.

Revenue Recognition: Brokerage and execution revenue and related expenses are recorded on a trade-date basis

Interest: Interest income and expense is recognized on an accrual basis.

Note 2. Summary of Significant Accounting Policies (Continued)

Foreign exchange translation: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Income and expense items are translated at month-end rates. Gains or losses resulting from foreign currency translations are included in other expense on the statement of operations.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The Company's members separately account for their pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for federal income taxes.

FASB guidance requires the evaluation of income tax positions taken or expected to the taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2013.

Note 3. Liabilities Subordinated to Claims of General Creditors

In January, 2016, the two subordinated borrowing agreements with the two Members, Chris Siepman ($800,000) and Gregg Siepman ($200,000) in the aggregate original amount of $1,000,000 were assigned to Liquid Capital Group, Sarl ("LCGS"), the parent company of the Company. The subordinated borrowings provided for no interest and were scheduled to mature on April 30, 2018.

LCGS elected to permanently discontinue its operations in the United States. As partial repayment of the subordinated debt, the Company repaid $27,185 of the loan from cash. In satisfaction of a debt for professional services provided by Christopher I. Mates after his termination as an employee in the unwinding of LCGS's US operations, LCGS agreed to forgive $12,000 of the subordinated loan.

LCGS then elected to cancel the remaining $960,815 of the loan in preparation for and as a prerequisite to the sale of the Company. On June 30, 2016, LCGS sold the Company without subordinated debt to Christopher I. Mates, LLC, an Illinois Limited Liability Company. As part of the sale, a small amount of cash ($8,500) was included in the Company's cash account as a contingency against liabilities accrued by LCGS, but not realized by the time of the sale of the Company.

Note 4. Related-Party Transactions

Liquid Capital Markets, LLC (LCM), an affiliated entity by common ownership was dissolved in December, 2015. At the time it was closed, LCM had been due a refund of $55,222 from its clearing firm ABN AMRO Clearing Chicago, LLC (ABN). When the refund was finally released by ABN, LCM had already been formally dissolved and all bank accounts had been closed. As an accommodation, the monies were instead paid to the Company, which was the only remaining US entity with a US Dollar bank account still open. Upon receipt of the funds from ABN, the monies were promptly forwarded to Liquid Capital Group Sarl (LCGS), the parent of both the recently dissolved LCM and the Company.

Note 5. Commitments, Contingencies and Subsequent Events

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require claims that may be made against the Company that have not occurred.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the company had Net Capital of $12,421, which is above the required minimum of $5,000.

Note 7. Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events,* management has evaluated subsequent events through February 28, 2017, the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.